UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 19341

ProQR Therapeutics N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.04 per share

(Title of Class of Securities)

N71542109

(CUSIP Number)

March 27, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N71542109

1	NAME OF REPORTING PERSONS

Aescap Medical Investment BV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,786,800

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

1,786,800

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,786,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

(1) Based upon 31,921,865 ordinary shares outstanding as of December 31, 2017, as disclosed in the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC for the year ended December 31, 2017, that was filed on March 30, 2018.

CUSIP No. N71542109

1	NAME OF REPORTING PERSONS

Inspirational Visions BV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,801,200

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,801,200

	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,801,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

(1) Based upon 31,921,865 ordinary shares outstanding as of December 31, 2017, as disclosed in the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC for the year ended December 31, 2017, that was filed on March 30, 2018.

Item 1.	(a). Name of Issuer ProQR Therapeutics N.V. (the “Issuer”) (b). Address of Issuer’s Principal Executive Offices: Zernikedreef 9, 2333 CK Leiden, The Netherlands

Item 2(a). Item 2(b). Item 2(c).

Name of Person Filing

Address of Principal Business Office

Citizenship

(i) Aescap Medical Investment BV (“Aescap”), as the fund manager of Aescap 2.0

Science Park 406

1098XH Amsterdam

The Netherlands

Citizenship: The Netherlands

(ii) Inspirational Visions BV (“Inspirational Visions”)

Science Park 406

1098XH Amsterdam

The Netherlands

Citizenship: The Netherlands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities: Ordinary Shares, nominal value €0.04 per share (the “Shares”)

Item 2(e).	CUSIP Number: N71542109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.

Ownership.

(a) Amount beneficially owned:

As of April 12, 2018, Aescap 2.0 may be deemed the beneficial owner of 1,786,800 Shares held directly by Aescap.

As of April 12, 2018, Inspirational Visions may be deemed the beneficial owner of 1,801,200 Shares, which includes 14,400 Shares held directly by Inspirational Visions and 1,786,800 Shares held by Aescap, for which Inspirational Visions acts as the holding company.

(b) Percent of class:

As of April 12, 2018, Aescap 2.0 may be deemed the beneficial owner of approximately 5.6% of the Shares outstanding.

As of April 12, 2018, Inspirational Visions may be deemed the beneficial owner of 5.6% of the Shares outstanding.

(There were 31,921,865 Shares outstanding as of December 31, 2017 according to the Issuer’s Report on Form 20-F, filed with the Securities and Exchange Commission on March 30, 2018.)

(c) Number of Shares as to which the Reporting Person has:

Aescap:

(i)    Sole power to vote or to direct the vote:

1,786,800

(ii)   Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

1,786,800

(iv)   Shared power to dispose or to direct the disposition of:

0

Inspirational Visions:

(i)    Sole power to vote or to direct the vote:

1,801,200

(ii)   Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

1,801,200

(iv)   Shared power to dispose or to direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.

Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AESCAP MEDICAL INVESTMENT B.V.

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol, on behalf of Inspirational Visions B.V.
Title:	Managing Director

INSPIRATIONAL VISIONS B.V.

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Managing Director

Dated:	April 12, 2018